Eagle Bancorp Montana, Inc.

1400 Prospect Avenue

Helena, Montana 59601

August 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc.
File No. 333-240218
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eagle Bancorp Montana, Inc. hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on August 6, 2020, or as soon thereafter as possible.

Should you have any questions regarding this request, please do not hesitate to contact Lloyd H. Spencer at (202) 585-8303, of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours, Eagle Bancorp Montana, Inc. By: /s/ Peter J. Johnson___________ Name: Peter J. Johnson Title: Chief Executive Officer